09057045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 47474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD, 14TH FLOOR
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. VALLONE 201-499-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, MOREY & NEE, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 (Address) BETHLEHEM, (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/17

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH-RACHEL WALTERS
Notary Public State of New York
No. 01WA5049715
Qualified in Richmond County
Commission Expires September 18, 2007

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. .
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

Wagner, Morey & Nee, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers On-Line Investment Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Wagner, Morey, Nee, LLC

Wagner, Morey & Nee, LLC
Bethlehem, PA 18020
February 24, 2009

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and cash equivalents	$ 21,138,989	
Cash required to be segregated under federal regulations and other regulations	4,650,030	
Receivable from broker-dealers and clearing organizations	3,450,730	
Receivable from customers	1,110,077	
Deposits with clearing organizations and others(cash of $2,630,321 and securities with a market value of $590,213)	3,220,534	
Securities owned:		
Marketable securities, at market value	5,606,234	
Not readily marketable, at estimated fair value	10,000	
Property and equipment, net of accumulated depreciation of $720,146	368,346	
Receivable from affiliates	395,249	
Other assets	1,517,266	
TOTAL ASSETS		$ 41,467,455
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Payable to broker-dealers and clearing organizations	$ 1,621,128	
Payable to customers	6,473,622	
Payable to non-customers	8,356,124	
Securities sold, not yet purchased, at market value	2,154,113	
Accounts payable	2,084,161	
Accrued expenses and other liabilities	1,665,276	
Payable to affiliate	206,631	
TOTAL LIABILITIES		22,561,055
MEMBERS' EQUITY		
Class A voting, member units	2,374,248	
Class B nonvoting, members units	16,532,152	
		18,906,400
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 41,467,455

See notes to financial statements

Notes to Financial Statements
December 31, 2008

NOTE A – ORGANIZATION

Nature of business:

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network.

The Company is self clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Cash required to be segregated under Federal and other regulations:

At December 31, 2008, the Company had interest bearing cash deposits of $4,650,030 maintained in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the related asset.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions:

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE C – FAIR VALUE (CONTINUED)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Deposits with clearing organizations	$579,824	$10,389	$-	$-	$590,213
Securities owned:					
Equities	5,596,322	10,000	-	-	$5,606,322
Derivatives	9,912	-	-	-	9,912
TOTALS	$6,186,058	$20,389	$-	$-	$6,206,447
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
LIABILITIES					
Securities sold, not yet purchased:					
Equities	$2,123,013	$-	$-	-	$2,123,013
Derivatives	31,100	-	-	-	31,100
TOTALS	$2,154,113	$-	$-	$-	$2,154,113

NOTE D – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$2,076,300	$ -
Securities failed to deliver/receive	1,362,742	12,285
Payable to broker-dealers	-	1,608,843
Fees and commissions receivable	11,688	-
Totals	$3,450,730	$1,621,128

NOTE E – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivable from customers of $1,110,077 primarily represent credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables.

Payable to customers of $6,473,622 consists of credit balances. Payable to non-customers of $8,356,124 consists of credit balances payable to principal officers and related entities of the Company.

NOTE F – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 consists of:

Furniture and equipment	$ 895,103
Leasehold improvements	75,423
Vehicles	117,966
	1,088,492
Less accumulated depreciation	720,146
	$ 368,346

NOTE G – SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and a financing facility with a bank totaling $20,000,000. At December 31, 2008, there was zero outstanding under this facility. Interest is charged at the London Interbank Offered Rate plus 235 basis points.

NOTE H – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under long-term leases. Future obligations relating to the primary terms of the Company's long-term office space leases are:

Year Ending December 31:		
2009	$	405,663
2010		42,489
2011		25,808
	$	473,960

Rent expense under operating leases was $646,121 for the year ended December 31, 2008.

Letters of credit:

The Company has a secured letter of credit ("LOC") issued in favor of the Company's landlord, which was issued by a diversified U.S. financial institution in the amount of $198,240. This LOC matures November 2009. At December 31, 2008, there were no outstanding borrowings under this LOC. As of December 31, 2008, securities of $324,864 were pledged to secure the LOC.

Litigation:

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $15,086,730, which was $14,283,678 in excess of its required net capital of $803,052. The Company ratio of aggregate indebtedness to net capital was .8 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE K – RELATED PARTY TRANSACTIONS

The Company has a software license agreement with Holdsoftware.com, Inc. an affiliated company. Included in software licensing expense is $2,480,610 related to this agreement. Included in payable to affiliate is $19,176 that represents accrued costs associated with this software license. This balance is settled on a monthly basis.

The Company has an agreement with a related entity, Hold Brothers Execution Services, LLC for the electronic execution of trades on certain exchanges. Included in ECN, exchange, trading and service fees are $4,023,831 related to this agreement. Included in payable to affiliate is $85,792 that represents accrued costs associated with this agreement. This balance is settled on a monthly basis.

The Company also receives certain administrative and operational support from affiliated companies. Included in professional fees is $20,000, in communication $195,000, in other expense $114,830, and in rent and occupancy $238,350 related to these agreements.

The Company received commission income of $4,495,549 from related entities.

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company borrows securities temporarily from other brokers in connection with securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Exchange-traded options are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2008, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE M – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.